JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP
Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

03 DEC 10 AM 7:21

04 December 2003

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States Of America

03045030

Dear Sirs

SUPPL

Free State Development and Investment Corporation Limited
Issuer No. 82-296
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Free State Development and Investment Corporation Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Announcement re Scheme of Arrangement and Revised Salient Dates - **Dated 01 December 2003**

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Yours faithfully
For and on behalf of
JCI (London) Limited

pp

P E C Dexter
Secretary

Free State Development and Investment Corporation Limited
(Incorporated in the Republic of South Africa)
(Registration number 1944/016931/06)
(Share code: FRE ISIN: ZAE000002739)
("FSD")

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG ISIN: ZAE000008819
Nasdaq trading symbol: RANGY
("Randgold & Exploration")

- SCHEME OF ARRANGEMENT UNCONDITIONAL
- REVISED SALIENT DATES

1. SCHEME OF ARRANGEMENT UNCONDITIONAL

NewFound Capital and River Sponsors are authorised to announce that the scheme of arrangement proposed by Randgold & Exploration between FSD and shareholders of FSD, other than JCI Limited ("the scheme"), was unconditionally approved by the Competition Commission on Friday, 28 November 2003. Accordingly, the scheme has become unconditional and will be implemented in accordance with the salient dates set out below.

2. REVISED SALIENT DATES

In terms of the scheme, scheme participants will receive 12,5 Randgold & Exploration shares for every 100 FSD shares held ("the scheme consideration") as follows:

	2003
Last day to trade for FSD shareholders to be eligible to receive the scheme consideration	Thursday, 11 December
Suspension of listing of FSD shares on the JSE Securities Exchange South Africa ("JSE") and the London Stock Exchange ("LSE") at the commencement of trading	Friday, 12 December
Listing of Randgold & Exploration consideration shares at the commencement of trading	Friday, 12 December
Record date to determine participation in the scheme consideration by the close of business	Friday, 19 December
Operative date of the scheme at the commencement of trading	Monday, 22 December
Scheme consideration posted to certificated scheme participants if documents of title are received on or prior to the record date on (or failing receipt of documents of title on or before the consideration record date, not later than five business days of receipt thereof by the transfer secretaries in South Africa or the United Kingdom registrars)	Monday, 22 December
Dematerialised scheme participants have their safe custody accounts held at their CSDP or broker updated with the scheme consideration	Monday, 22 December
Termination of listing of FSD shares on the JSE and the LSE at the commencement of trading	Tuesday, 23 December

Note:
Share certificates may not be dematerialised or rematerialised after Thursday, 11 December 2003.

Johannesburg
1 December 2003

Corporate adviser to FSD
NEWFOUND

Corporate law adviser to FSD
TABACKS

Sponsor to FSD
RIVER GROUP

Sponsor to Randgold & Exploration
HSBC